16003442

aXB

file #
8-68217

RMS

FACING PAGE
...on Required of Brokers and Dealers Pursuant to Section 17 of the* Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Valence Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Ave. - 30th Fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aristotelis Zachariades 212-847-7340
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Ave.	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2016
DIVISION OF TRADING & MARKETS

2/24/16

OATH OR AFFIRMATION

I, Aristotelis Zachariades, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Valence Group LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERICA H RUFF
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU6297022
Qualified in New York County
My Commission Expires February 10, 2018

2/18/16

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE VALENCE GROUP, LLC

TABLE OF CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of The Valence Group, LLC

We have audited the accompanying statement of financial condition of The Valence Group, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of The Valence Group, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Valence Group, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 10, 2016

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

THE VALENCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	4,283,877
Accounts receivable		160,739
Due from affiliate		687,933
Property and equipment, net		140,991
Security deposits		504,315
Other assets		123,232
	$	5,901,087
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,031,441
Income taxes payable		340,536
Milestone fee payable		500,000
Deferred rent		18,510
		2,890,487
Commitments and contingencies		
Member's equity		3,010,600
	$	5,901,087

See notes to Statement of Financial Condition

THE VALENCE GROUP, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Valence Group, LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of HLMZ Holdings Limited (the "Parent"), a holding company formed in England.

The Company provides mergers and acquisitions ("M&A") advisory services exclusively to clients in the chemicals, plastics and related materials industries. Clients may be corporations, private equity firms or individuals and may be based anywhere in the world, although the vast majority of business is conducted with clients in the United States, Western Europe and China. The Company is exclusively focused on M&A, which includes sell-side advisory, buy-side advisory, joint ventures, valuations, defense assignments and fairness opinions.

The Company became a registered securities broker-dealer on November 24, 2009 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing the Statement of Financial Condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2015.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company's source of revenue is derived from monthly retainer and success fees. Retainer fees are contractually stipulated, and are payable on demand for services rendered and are non-refundable. Success fees are recorded when a transaction has been consummated.

Success fees are contingent on the closing of a transaction such as a merger, consolidation, reorganization, spin-off, recapitalization, restructuring, leveraged buyout, tender or exchange offer, purchase or sale of stock or assets, or other similar events. Upon the closing of a transaction, the Company will record revenue based upon the agreed-upon terms specific to the customer. Upon the successful completion of the transaction, retainer fees previously remitted can be offset against final payment, if contractually stipulated.

Depreciation and Amortization

Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Share-Based Payments

The Company recognizes share-based compensation as compensation expense, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company uses the accelerated recognition method to recognize the cost over the vesting period, three years. No compensation cost is recognized for equity instruments for which employees do not render the requisite service, unless the employee is terminated without cause, at which point the award becomes fully vested.

Income Taxes

The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes as of January 1, 2010.

The Company accounts for income taxes under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:		
Furniture and fixtures	$	139,105
Office equipment		103,192
Leasehold improvements		226,048
		468,345
Less: Accumulated depreciation and amortization		(327,354)
	$	140,991

3 - SHARE-BASED COMPENSATION

During fiscal years 2012 through 2014, the Parent issued 32,834 compensatory Series B share option awards to certain employees of the Company. The Company has accounted for this transaction at the subsidiary level. The Company did not grant any options during the year ended December 31, 2015. The total number of options outstanding as of December 31, 2015 was 26,384 with a weighted average exercise price of $3.58 and a weighted average remaining contractual term of 8.52 years. Unrecognized compensation expense related to the Parent Series B share options at December 31, 2015 was approximately $66,647, which will be recognized through 2019.

4 - RELATED PARTY TRANSACTIONS

The Company and an affiliate of the Parent company share profits based upon an agreed upon allocation percentage of combined earnings before interest and taxes, as defined. Due from affiliate consists of the profit allocation not yet paid at December 31, 2015 totaling $687,933.

5 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions, matching contributions, and profit sharing contributions by the Company subject to certain limitations.

6 - COMMITMENTS AND CONTINGENCIES

The Company currently rents office space in New York pursuant to a non-cancelable sublease agreement which ends on July 4, 2016. Such agreement requires future monthly rental payments of $28,070 plus additional charges for electricity. Deferred rent related to this lease was $18,510 as of December 31, 2015.

6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In connection with the aforementioned sublease, the Company maintains a letter of credit agreement for the security deposit. Such letter of credit is collateralized by a cash account totaling $99,750 at December 31, 2015, and is included in security deposits. The payment of the rent obligations has been personally guaranteed by one of the members of the Parent company.

During December 2015, the Company entered into a new ten year non-cancelable lease agreement for office space in New York commencing on the latter of May 27, 2016 or the date the landlord delivers vacant and exclusive possession of the premises. The lease agreement requires monthly rental payments of $60,043 from November 1, 2016 thru October 31, 2021. The rental payments increase to $63,896 from November 1, 2021 to October 31, 2023 and then $61,648 for the period November 1, 2023 to October 31, 2026. This lease requires additional rental payments for expenses as defined. In connection with the aforementioned lease, the Company maintains a letter of credit agreement for the security deposit totaling $404,565 and is included in security deposits on the Statement of Financial Condition at December 31, 2015.

Total future minimum rental payments, exclusive of real estate taxes and related costs, under these agreements are as follows:

2016	$	292,663
2017		720,511
2018		720,511
2019		720,511
2020		720,511
Thereafter		4,353,248
	$	7,527,955

7 - LINE OF CREDIT

The Company has a line-of-credit of $600,000 requiring an annual review by the bank. The borrowings under the line are guaranteed by one of the members of the Parent company. The line of credit bears interest at prime plus 1.75%. The Company is required to fully repay to the bank all amounts outstanding for a period of thirty consecutive days in each year. The Company had no outstanding balance at December 31, 2015.

The line of credit contains a covenant that requires the Company's net worth to be a minimum of $1,655,000.

8 - MAJOR CUSTOMERS

At December 31, 2015 one customer comprised 69% of the total accounts receivable balance of $160,739.

9 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2015, the Company had net capital of $1,393,390 which exceeded requirements by $1,200,691. The Company's ratio of aggregate indebtedness to net capital was 2.07 to 1 at December 31, 2015.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

THE VALENCE GROUP, LLC

ANNUAL AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015